Filed by II-VI Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No.: 000-27999

Date: November 9, 2018

1.	What was announced?

•	We announced that we have entered into a merger agreement to acquire Finisar, a global technology leader in optical communications.

•	This combination of II-VI and Finisar would unite two, innovative industry leaders with complementary capabilities and compatible cultures.

•	The combination builds on our leading position in photonics and leverages our complementary expertise and capabilities in compound semiconductors and microelectronics.

2.	What else can you tell me about Finisar?

•	Let me first say that they are an important customer of II-VI Photonics for many optical communications products.

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Founded in 1988 and headquartered in Sunnyvale, California, Finisar is a leader in creating and delivering break-through technology and world-class products for optical communications with over 13,000 employees worldwide.

•	They became the undisputed leader in the datacenter transceiver market.

•	Finisar provides components and subsystems to networking equipment manufacturers, data center operators, telecom service providers, consumer electronics and automotive companies.

•	Like II-VI, Finisar has a long history of focusing on innovation, breakthrough solutions and competitive follow-through by manufacturing high quality products for customers.

•	For additional information, please visit Finisar’s corporate website at LINK.

3.	Why is II-VI acquiring Finisar? What are the benefits of the transaction?

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This transaction would unite two innovative, industry leaders with complementary capabilities and compatible cultures as well as long histories of focusing on innovation, break-through solutions and customers.

•	The combination of these two companies builds on our position as a leader in photonics and leverages our complementary expertise and capabilities in compound semiconductors and microelectronics.

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As one company after the transaction closes, we will continue to leverage our leading-edge innovation and commercialization of complex technologies to maximize value through vertical integration and manufacturing scale.

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Additionally, we expect that this transaction will accelerate the development of our portfolio of products in the emerging markets of 5G, 3D sensing, cloud computing, electric and autonomous vehicles, and advanced microelectronics manufacturing.

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By bringing our teams together, we believe we will be even better positioned to invest in a broad base of differentiated products built on industry-leading technology platforms across our end markets, providing expanded growth opportunities for our employees, and strengthening our industry leadership.

4.	What are the similarities between II-VI’s and Finisar’s cultures?

•	Like II-VI, Finisar has a long heritage in the optics industry.

•	II-VI and Finisar have similar cultures, including long histories of focusing on innovation, breakthrough solutions and competitive follow-through by manufacturing high quality products for customers.

•	In addition, both companies recognize that our talented, dedicated teams have been a critical factor in our success.

•	We believe our approach to leveraging best practices and our commitment to constant improvement will enable us to realize the many benefits of this combination.

5.	When will the transaction be completed? What can we expect between now and closing?

•	We expect the transaction to close in the middle of calendar year 2019, subject to approval by each company’s shareholders and other customary closing conditions.

•	Until the transaction closes, II-VI and Finisar will operate as two separate and independent companies and it remains business as usual for all of us.

•	We ask that you stay focused on your day-to-day responsibilities and providing our customers with the same high-quality products and innovation that they have come to expect.

6.	What does the transaction mean for me?

•	Until the transaction closes, II-VI and Finisar will operate as two separate and independent companies and it remains business as usual for all of us.

•	This transaction is about growth, and we are counting on you to help us succeed and realize our goals.

•	We will continue to keep you updated on our progress as we have additional information to share.

7.	Will there be any layoffs as a result of this transaction?

•	First and foremost, this combination is about growth and uniting two innovative, industry leading companies.

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Overall, we expect that II-VI employees will benefit from enhanced opportunities as part of a larger, more diversified and formidable company capable of serving the broad set of fast growing markets we see today.

•	However, as in any transformative combination like this, we expect to be rationalizing our operations and functions.

•	I encourage you all to stay focused on providing our customers with the high quality products and innovation that they have come to expect from us.

•	We have only just announced the merger agreement and many decisions about how we will combine the two companies have not yet been finalized.

•	As decisions are made, we will provide updates, as appropriate.

8.	Will there be any changes to employee compensation, benefits and plans?

•	Until the transaction closes, II-VI and Finisar will operate as separate companies and employee compensation and benefits will continue in the ordinary course.

•	We do not expect any changes to II-VI’s compensation and benefit plans.

9.	Will there be any opportunities in terms of jobs and relocations?

•	It is important to remember that this announcement is just the first step of the process.

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There are still many details to work through to complete the transaction but we expect this transaction to provide expanded growth opportunities for our employees as part of a larger, more diverse organization.

10.	Who will lead the combined company?

•	Upon closing of the transaction, Chuck Mattera will continue to serve as President and Chief Executive Officer of the combined company.

•	In addition, in connection with the closing of the transaction, three Finisar board members will be appointed to the II-VI Board, which will be expanded to 11 directors.

11.	What are the integration plans? Who will lead the integration efforts?

•	It is very early in the process with many details to be determined. Until the transaction closes, II-VI and Finisar will operate as separate companies and it remains business as usual.

•	Over the coming months, we expect to build a planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together.

•	Both II-VI and Finisar have a strong track record of successfully integrating companies, and we will leverage this experience to ensure a smooth transition to a combined company.

12.	How soon can II-VI employees interact with Finisar employees?

•	You can continue to interact with Finisar employees in the normal course of business.

•	You should not engage with Finisar employees in relation to the transaction unless a member of II-VI’s Executive Leadership Team requests that you do so.

•	In the meantime, we will operate as separate companies.

13.	What does this mean for our customers?

•	From now until close, it is business as usual.

•	Customers can expect the same high-quality products and innovation that they have come to expect from II-VI.

•	Upon closing of the transaction, customers will benefit from the combined technology and intellectual property in engineered materials, compound semiconductors and photonics.

14.	What should I say if I am contacted by customers or other third parties about the transaction?

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If customers ask about the transaction, we ask that you emphasize that it is business as usual at II-VI and we are committed to providing them with the same quality products, services and support that they have come to rely on from II-VI.

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With respect to questions you may get from others outside the company, please note that II-VI employees are not authorized to speak publicly or communicate externally about this announcement on the Company’s behalf except for certain company executives.

•	Consistent with usual policies, any media inquiries you receive should be forwarded to Mark Lourie, Director of Corporate Communications.

15.	Will our priorities shift as a result of the acquisition?

•	No, this transaction is about growth and builds on our position as a leader in photonics and leverages our complementary expertise and capabilities in compound semiconductors and microelectronics.

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In particular, we believe that joining with Finisar will make us even more effective as we accelerate the development of our portfolio of products in the emerging markets of 5G, 3D sensing, cloud computing, electric and autonomous vehicles, and advanced microelectronics manufacturing.

16.	Where can I find more information about the announcement? Who can I contact with additional questions?

•	The press release we issued is available on our website. As always, we will be sure to communicate important updates, as appropriate.

•	If you have additional questions, please don’t hesitate to reach out to your manager.

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important factors that may cause such a difference include, but are not limited to: (i) the ability of II-VI and Finisar to complete the proposed transaction on the anticipated terms and timing or at all, (ii) the ability of the parties to satisfy the conditions to the closing of the proposed transaction, including obtaining required regulatory approvals, (iii) potential litigation relating to the proposed transaction, which could be instituted against II-VI, Finisar or their respective directors, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) the triggering of any third party contracts containing consent and/or other similar provisions, (vi) any negative effects of the announcement of the transaction on the market price of Finisar’s common stock and/or negative effects of the announcement or commencement of the transaction on the market price of II-VI’s common stock, (vii) uncertainty as to the long-term value of II-VI’s common stock, and thus the value of the II-VI shares to be issued in the transaction, (viii) any unexpected impacts from unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (ix) inherent risks, costs and uncertainties associated with integrating the businesses successfully and achieving all or any of the anticipated synergies, (x) potential disruptions from the proposed transaction that may harm II-VI’s or Finisar’s respective businesses, including current plans and operations, (xi) the ability of II-VI and Finisar to retain and hire key personnel, (xii) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or foreign laws, rules or regulations, that could delay or prevent completion of the proposed transaction or cause the terms of the proposed transaction to be modified, (xiii) the ability of II-VI to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xiv) economic uncertainty due to monetary or trade policy, political or other issues in the United States or internationally, (xv) any unexpected fluctuations or weakness in the U.S. and global economies, (xvi) changes in U.S. corporate tax laws as a result of the Tax Cuts and Jobs Act of 2017 and any future legislation, (xvii) foreign currency effects on II-VI’s and Finisar’s respective businesses, (xviii) competitive developments including pricing pressures, the level of orders that are received and can be shipped in a quarter, changes or fluctuations in customer order patterns, and seasonality, (xix) changes in utilization of II-VI or Finisar’s manufacturing capacity and II-VI’s ability to effectively manage and expand its production levels, (xx) disruptions in II-VI’s business or the businesses of its customers or suppliers due to natural disasters, terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system, and (xxi) the responses by the respective managements of II-VI and Finisar to any of the aforementioned factors. Additional risks are described under the heading “Risk Factors” in II-VI’s Annual Report on Form 10-K for the year ended June 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2018 and in Finisar’s Annual Report on Form 10-K for the year ended April 29, 2018 filed with the SEC on June 15, 2018.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction (the “Form S-4”). While the list of factors discussed above is, and the list of factors to be presented in the Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither II-VI nor Finisar assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between II-VI and Finisar, II-VI and Finisar will file relevant materials with the SEC, including a registration statement on Form S-4 filed by II-VI that will include a joint proxy statement of II-VI and Finisar that also constitutes a prospectus of II-VI, and a definitive joint proxy statement/prospectus that will be mailed to shareholders of II-VI and stockholders of Finisar. INVESTORS AND SECURITY HOLDERS OF II-VI AND FINISAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by II-VI or Finisar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by II-VI will be available free of charge within the Investor Relations section of II-VI’s internet website at https://www.ii-vi.com/investor-relations/. Copies of the documents filed with the SEC by Finisar will be available free of charge on Finisar’s internet website at http://investor.finisar.com/investor-relations.

Participants in Solicitation

II-VI, Finisar, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of II-VI is set forth in its Annual Report on Form 10-K for the year ended June 30, 2019, which was filed with the SEC on August 28, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 31, 2017. Information about the directors and executive officers of Finisar is set forth in its Annual Report on Form 10-K for the year ended April 29, 2018, which was filed with the SEC on June 15, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.